HERAMBA
ELECTRIC

Heramba Electric (Nasdaq:PITA) Management update on business and recap of CY2023 Financials August 7, 2024



Technology provider to accelerate shift to secure, connected, green mobility

Disclaimer

HERAMBA ELECTRIC

About this Presentation

This presentation (this "Presentation"), its contents and any information provided during the meeting to present this document are for discussion purposes only, and must not be relied upon for any purpose. This Presentation is not for release, publication or distribution, in whole or in part, in or into any jurisdiction where such distribution would be unlawful.

No representations or warranties, express or implied, are given in, or respect of, this Presentation. To the fullest extent permitted by law, in no circumstance will Heramba Electric plc (together with its direct and indirect subsidiaries (including, for the avoidance of doubt, Kiepe Electric Group ("Kiepe" or "Kiepe Electric"), Project Energy Reimagined Acquisition Corp. ("PERAC") and Heramba GmbH ("Heramba")), collectively, "Heramba Electric") or any of its present or former subsidiaries, shareholders, affiliates, representatives, partners, members, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Heramba Electric. Viewers of this Presentation should each make their own evaluation of Heramba Electric and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This Presentation is not intended to form the basis of any investment decision and does not constitute, and should not be construed as, investment, tax or legal advice.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or events that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Heramba Electric's financial performance, any prospective or illustrative financial information, the plans and objectives of management for future operations, business strategy, anticipated growth and market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Heramba Electric management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Heramba Electric. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the ability to continue to meet stock exchange listing standards following the business combination among Heramba Electric, PERAC, Heramba and the other parties thereto, which was consummated effective as of July 26, 2024 (the "Business Combination"); (iii) failure to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (iv) changes in applicable law or regulations; (v) the outcome of any legal proceedings that may be instituted against Heramba Electric, PERAC or Heramba; (vi) the effects of competition on Heramba Electric's future business; (vii) the ability of Heramba Electric to finance future operations; (viii) the enforceability of Heramba Electric's intellectual property rights, including its copyrights, patents, trademarks and trade secrets, and the potential infringement on the intellectual property rights of others; and (ix) those factors discussed under the heading "Risk Factors" in the definitive proxy statement/prospectus filed on March 19, 2024 by Heramba Electric and other documents filed, or to be filed, by Heramba Electric with the U.S. Securities and Exchange Commission. If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Heramba Electric does not presently know or that Heramba Electric currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Disclaimer (continued)

HERAMBA ELECTRIC

In addition, forward-looking statements reflect Heramba Electric's plans or forecasts of future events and views as of the date of this Presentation. Heramba Electric anticipates that subsequent events and developments may cause Heramba Electric's assessments to change. However, while Heramba Electric may elect to update these forward-looking statements at some point in the future, Heramba Electric specifically disclaims any obligation to do so. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Presentation is for informational purposes only and is not intended to and shall not constitute an offer to sell or exchange, or the solicitation of an offer to sell, exchange, buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an exemption from the Securities Act, and otherwise in accordance with applicable law.

Financial Information

Heramba Electric's financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which can differ in certain significant respects from generally accepted accounting principles in the United States of America. Heramba Electric's independent auditor has not reviewed or performed any procedures on this Presentation. Accordingly, there may be material differences between the presentation of the financial information and data included in this Presentation and in Heramba Electric's financial statements.

Industry and Market Data

This Presentation has been prepared by Heramba Electric and may include market data and other statistical information from third-party sources, including independent industry publications, governmental publications and other published independent sources. Some data may also based on the estimates of Heramba Electric, which are derived from its review of internal sources as well as the third-party sources described above. None of Heramba Electric or any of its representatives or affiliates has independently verified any such information and cannot guarantee its accuracy and completeness. Heramba Electric does not undertake any obligation to update such data after the date of this Presentation. You are cautioned not to give undue weight to such industry and market data.

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Heramba Electric (Nasdaq:PITA) Management update on business and recap of CY2023 Financials

HERAMBA ELECTRIC

- Introduction – Cautionary statement
- Who is on the call: Michele, Peter, Alex
- Agenda
- Business Combination PERAC Heramba
- Heramba Strategy
- Kiepe – Introduction
- Kiepe – Figures 2023 and Guidance 2024
- Kiepe – Key wins 2023 and 2024
- Q&A

Heramba Electric (Nasdaq:PITA) Management update on business and recap of CY2023 Financials

HERAMBA ELECTRIC

Experienced Global Leadership Team



Michele Molinari

CEO Heramba Electric
MD Kiepe Electric U.S.



Peter Mümmler

CFO Heramba Electric
CFO Kiepe Electric



Alexander Ketterl

CEO Kiepe Electric

Creating a pure-play global leader in decarbonization of urban transportation

HERAMBA ELECTRIC

Heramba Acquires Kiepe Electric	Heramba + PERAC business combination	Heramba public listing on NASDAQ
February 2024	April 2024	July 2024
Heramba acquires Kiepe Electric, a German and U.S. based technology company focused on decarbonization of commercial and public transportation	Heramba begins the transformation into a global leader in sustainable and secure urban and commercial transportation	Heramba Electric lists on Nasdaq Global Markets (ticker: PITA)

Heramba Electric
Vision - Mission

HERAMBA ELECTRIC

Who we are

Heramba Electric is singularly focused on the acceleration of decarbonization trends for commercial and public transportation.

Our Vision

Our vision for a better way to invest includes a commitment to providing **strong, successful alternatives** to what was commonly and conventionally available elsewhere.

What we do

We invest in **sustainable clean energy** technology companies to help the world seamlessly shift to **green mobility** through **innovation** and **impactful developments.**

$50+B Global Urban E-Mobility & Electrification Market

HERAMBA ELECTRIC

Commercial Electric Vehicles



$34B
2026P

$11B
2023P

+

High Power Charging



$2.8B
2026P

$1.4B
2023P

+

Rail Vehicles



$36B
2026P

$33B
2023P

Source: Roland Berger Research

Kiepe Electric – A unique combination of world-class engineering + leading-edge e-mobility innovation

HERAMBA ELECTRIC

Kiepe Electric is a global leader in the electrification of rail and road transportation, and since 2022 in high-power charging solutions, with a history of more than 100 years.

Kiepe Electric is a specialist in **system design, system integration, manufacturing** and **implementation** of **power electronics, electric drives, vehicle controls hardware and software**

Kiepe Electric's software provides a **holistic end-to-end solution** from the **charging station to the vehicle**.

The **AI-based** Smart Fleet Management optimizes the **battery life** through **predictive energy management**, which can lower total costs.

Kiepe Electric
Key Business Highlights

HERAMBA ELECTRIC

Business Segments – Percentage based on OI '23

Bus Electric Vehicle Systems ("EVS") – 7 %

- Design and delivery of standardized or tailor-made power electronics products, electric drive components and control devices for electric vehicles
- One of world's leading specialists in In-Motion Charging (*"IMC"*) technology
- Introduced in 2022 High Power Charging (*"HPC"*) platform for fast charging with built-in energy management for battery-electric buses

Rail Vehicles Systems (*"RVS"*) – 58 %

- Design and delivery of standardized or tailor-made power electronics products, electric drive components and TCMS for electric trams/trains/locomotives
- System Integrator for OEMs of Kiepe traction equipment, power supply, vehicle control, HVAC, and other 3rd party electronic & electrical subsys-tems, and delivery of a complete system solutions for bus and rail vehicles.
- Business model follows a consortium and sub supplier approach, with Kiepe bidding/supplying the electrical components / systems alongside an OEM supplier

Life-Cycle-Support, Modernization and Others – 35 %

- Supporting vehicle fleets for their entire lifecycle, up to 30 years
- Developing modernization/overhaul programs for existing vehicles/fleets
- Modernization and retrofit of electrical equipment reliably improving the availability of rail vehicles and extending their useful life

Key Business Highlights

5,000
Global Installed Base for Bus and Rail

> 500
Full-Time Employees

Global
Sales & Service Footprint

1906
Year Founded

HPC eBus
First Order Intake with Île-de-France Mobilités in 2022

Cyber Security
New Product Features compliant ISO 26262

Kiepe Electric
Providing Solutions for eMobiltiy

HERAMBA ELECTRIC

Kiepe Value Chain



- Design & Integration
- Hard- & Software
- Installation
- Lifecycle Support
- Fleet Mgmt.
- Over the Air
- As a service solutions

Commercial Vehicles

Propulsion Type



- Battery Electric
- Diesel
- Compressed Natural Gas (*"CNG"*)
- Liquified Natural Gas (*"LNG"*)
- Hybrid
- Fuel Cell

Vehicle Type



- Transit Bus (High Voltage Electr. Components)
- IMC/Trolley-Bus
- Electrical Vehicles: Commercial, Mining, Construction etc.
- Coaches
- School Buses
- Truck (Medium and Heavy-Duty Truck)

Charging Infrastructure

Use Case



- Depot (Commercial Vehicle)
- En-route / Flash (Commercial Vehicle)
- Energy Mgmt. / Vehicle to Grid ("V2G")
- Residential Charging
- Public Space Charging

Power Rating



- Ultra High-Power Charging (*"UHPC"*) (up to 800 kW)
- High Power Charging (*"HPC"*) (150 – 350kW)
- Direct Current Fast Charging (*"DCFC"*) (50 -149kW)
- DC (< 49kW)
- AC (< 22kW)

Rail

Vehicle Type



- Light Rail Vehicle (*"LRV"*)
- Metro
- Electric Multiple Unit (*"EMU"*)
- Locomotive[1]
- High Speed Rail

Current Market

Anticipated Future Market

1) only traction

Kiepe Electric
Global Capabilities + Local Presence

HERAMBA ELECTRIC



Kiepe Electric GmbH - Headquarter
Düsseldorf
Engineering, Production, Sales & Service
Site Austria
Vienna
Engineering, Sales & Service
Kiepe Electric Schweiz AG
Niederbuchsiten
Engineering, Production, Sales & Service
Kiepe Electric S.r.l.
Milan
Sales & Service
Kiepe Electric Corporation
Vancouver
Sales & Service
Kiepe Electric LLC
Alpharetta
Production, Sales & Service

Countries with own Kiepe Electric presence

Countries with executed projects

Kiepe Electric
2023 Financial Highlights

HERAMBA ELECTRIC

Revenues



$200
$150
$100
$50
$0
in Mio
+27.6 %
2022
2023

- 2023 driven primarily execution of projects and by high backlog
- 2023 revenues:
  Germany: 46.6%
  Europe: 39.6% (w/o Germany)
  North America: 12.0%
- 2023 Revenue Growth (comp w/2022):
  Europe: 24.7% (including Germany)
  North America: 57.5%

Total Order Backlog

$621.3M

- Highest order backlog in company history
- Goes forward until 2032

Net Income



$600
$400
$200
$-
in thousands
2022
2023

- 2022: One time impact – significant (double digit M) reassessment of one project
- 2023: Significant Improvements in Projects due to risk mitigations

Cash/Cash Equivalents

$35.4M

Debt on balance sheet

- $

2024 Market challenges leads to significant pressure on revenue and profitability

HERAMBA ELECTRIC

Actual Situation	Actions to improve profitability	Outlook
Tailwind in the North American market with new projects	Strong push for components, service, modernization business	Further growth in North America
Europe OEMs performance critical with impact in deliveries	Diversification of customer base with new OEMs	Reducing mid term the risk profile
Global Supply chain still not stable	Secure second source in supply chain	Improving profitability and net cash
Price pressure in Bus and Rail market reduces gross margin	Initiated cost down program to improve competitiveness and profitability	

Kiepe Electric
Key Project Wins

HERAMBA ELECTRIC

2023


SmartHybrid Vossloh


Erfurt Option


Dortmund Option


Extended Scope
Göteborg


Extended Scope
CAF Essen


Extended Scope
Cologne


Charging
St.Gallen


BMC
12m eBus


Extended Scope
Paris

2024


Modernization
CTA Chicago


BMC
18 m eBus


Schalke Locomotives


Extended Scope
Leipzig


Ultra Light Vehicle
Draisy


Traction H2 Tram
Görlitz


Charging
Erfurt


Modernization
Rheinbahn


Modernization
Schwerin


Modernization
Melbourne

Kiepe Electric
Portfolio Acceleration for Growth & Profitability

HERAMBA ELECTRIC

1

New business opportunities in charging solutions with existing power supply infrastructure

2

Expand e-Bus business in North America with existing and new partners

3

Provide "One-Stop-Shop" e-mobility solution to OEMs in North America


kiepe.
"We help cities to shift seamlessly to green mobility by supplying reliable, modular & integrated electrical products"

4

New additional functionalities for AI driven Fleet & Energy Management Solution for Kiepe and Non-Kiepe fleets

5

Hybridization (Battery Solutions) of existing rail diesel multiple unit fleets

Heramba Electric Upcoming Events

HERAMBA ELECTRIC

Innotrans	APTA (Bus & Rail)	CUTA (Expo)
Berlin, Germany	Anaheim, USA	Toronto, Canada
Sept. 24 - 28	Sept. 29 – Oct. 2	Nov. 17 - 20

Heramba Electric Closing

HERAMBA ELECTRIC



Thank you very much for your attendance and participation


KIEPE ELECTRIC
088
5702